January 14, 2008

BY EDGAR CORRESPONDENCE

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:                             Ameriprise Financial, Inc.

                                                Form 10-K for Fiscal Year Ended December 31, 2006

                                                Forms 10- Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007

                                                File No. 1-32525

Dear Mr. Decker:

We refer to the comment letter dated December 28, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for Fiscal Year Ended December 31, 2006 and the Forms 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007 (collectively the “Filings”) for Ameriprise Financial, Inc. (the “Company”).

We have set forth below in boldface type the text of each of the Staff’s comments set forth in its comment letter, followed by the Company’s response.

General

1.                                      Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

The Company has noted the Staff’s comment and included in this response are disclosure revisions where the Company believes it will assist the Staff in understanding our response.

Management’s Discussion and Analysis of Financial condition and Results of Operations, page 31

Liquidity and Capital Resources, page 43

Operating Activities, page 45

2.                                      You indicate that net cash provided by operating activities for the year ended December 31, 2006 was $619 million compared to $975 million for the year ended December 31, 2005, a decrease of $356 million. However, you provide no underlying analysis to whether this development is temporary, or simple expected to continue. Your cash provided by operating activities has decreased 36.5% from the prior fiscal year however you have not provided any business reasons for the significant decrease. There is no in-depth analysis as to the medium-term and long-term impact and strategic direction of this development. It is unclear whether you continue to expect net cash provided by operating activities to decrease or whether you expect cash flows from operations to increase in the future. Please revise to provide more in-depth analysis regarding the significant changes in your cash flows from operations for all periods presented.

The Company has determined the primary reason for the $356 million decrease in net cash from operating activities for 2006 compared to 2005 is that transfers between fixed and variable annuities were reported within cash flows from operating activities and should have been reported in cash flows from financing activities.  In addition, the Company reclassified amounts related to transfers from brokerage accounts from operating activities to financing activities on a prospective basis for the quarter ended March 31, 2007.

After making both of these reclassifications for prior periods, net cash provided by operating activities decreased from the year ended December 31, 2005 to the year ended December 31, 2006 by $88 million.  Included in net cash from operating activities for the year ended December 31, 2005 was a $58 million gain related to termination of interest rate swaps.  The remaining variance in net cash flows from operating activities is not significant for all presented periods.

Given these reclassifications of cash flows from operating activities to financing activities, the explanation within Management’s Discussion and Analysis for changes in net cash from financing activities provided in our Form 10-K for the year ended December 31, 2006 (page 45) is still accurate.

The Company will reclassify prior periods presented in the Consolidated Statement of Cash Flows in future filings.  To depict these reclassifications in response to the Staff’s comment, we have attached a summary table to this letter.

Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 63

Foreign Currency Translation, page 63

3.                                      You indicate that gains and losses related to non-functional currency transactions, including non-US operations where the functional currency is the U.S. dollar, are reported net in other revenues in the consolidated statements of income. Please tell us how you determined that it is appropriate to include gains and losses related to non-functional currency transactions as other revenues within total revenues. Please cite the accounting literature used to support your conclusions.

The gains and losses related to foreign currency transactions that were reported net within total revenues is not material to the consolidated statement of income in any period presented. However, the Company will report foreign currency gains and losses on a gross basis for future filings.

Note 9 Investments, page 75

4.                                      Please disclose the extent to which you have investments in subprime mortgages, if material.

The Company has an immaterial amount of investments in subprime mortgages. In future filings, the Company will disclose the amount of investments in subprime mortgages if investment levels increase to a material amount.

Consolidated Five Year Summary of Selected Financial Data, page 104

5.                                      Please include basic and diluted earnings per share information and cash dividends  declared per common stock for all periods presented as required by Item 301 of Regulation S-K.

The Company acknowledges the requirements noted in the Staff’s comment and will include this information in future filings.

In response to the Commission’s request, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings and that Staff comments or changes to disclosure in response to Staff comments on the Filings do not foreclose the Commission from taking any action with respect to the Filings.  The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-671-2050, or David K. Stewart at 612-678-4769.

Very truly yours,

\s\ Walter S. Berman
Walter S. Berman
Executive Vice President and Chief Financial Officer

cc:                                 James M. Cracchiolo, President and Chief Executive Officer

David K. Stewart, Senior Vice President and Corporate Controller

Ernest Greene

Lisa Haynes

Division of Corporation Finance

Securities and Exchange Commission

The following table depicts the reclassified items to the Company’s Consolidated Statements of Cash Flows for the fiscal years indicated as discussed above (unaudited, in millions):

	2006	2005	2004
Net cash provided by operating activities per the 2006 10-K	$619	$975	$812
Reclassification for annuity transfers	184	(68)	—
Reclassification for brokerage accounts	(14)	(30)	(129)
Corrected net cash provided by operating activities	$789	$877	$683

Net cash provided by (used in) financing activities per the 2006 10-K	$(3,937)	$177	$691
Reclassification for annuity transfers	(184)	68	—
Reclassification for brokerage accounts	14	30	129
Corrected net cash provided by (used in) financing activities	$(4,107)	$275	$820